
August 13, 2025

Jason Maddox
Chief Executive Officer
Envirotech Vehicles, Inc.
7510 Ardmore Street
Houston, TX 77054

      Re: Envirotech Vehicles, Inc.
          Registration Statement on Form S-3
          Filed August 6, 2025
          File No. 333-289328

Dear Jason Maddox:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Erin Donahue at 202-551-6063 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing